Morgan, Lewis & Bockius llp

2020 K Street NW

Washington, DC 20006-1806

Tel. +1.202.373.6000

Fax: +1.202.373.6001

www.morganlewis.com

Beau Yanoshik

Associate

+1.202.373.6133

joseph.yanoshik@morganlewis.com

Via EDGAR Correspondence

September 11, 2015

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Index Shares Funds (the “Registrant”); SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 99 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 99”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Friday, August 7, 2015, with respect to Amendment No. 99. Amendment No. 99 was filed on June 24, 2015 and included disclosure with respect to the SPDR MSCI International Real Estate Currency Hedged ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 99.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 99. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 99.

Prospectus Comments

1.	Comment: In your response, please state when the Index was created and explain any role the Registrant or an affiliate had in the formation of the Index. Please also identify in your response significant issuers, countries or property types included in the Index.

Response: The Fund’s investment adviser, SSGA Funds Management, Inc. (“SSGA FM”), engaged MSCI to build a hedged real estate index and MSCI provided certain options from which to choose. SSGA FM had no further involvement in the formation of the Index. The Index was created on July 27, 2015, and a breakdown of country, sector, and top ten holdings has been provided below as of July 31, 2015.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Hartford  Houston  London  Los Angeles  Miami Moscow  New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley Singapore  Tokyo  Washington  Wilmington

As of 7/31/15

Country	Weight	Sector	Weight	Top Ten Holdings	Weight
Japan	19.59%	Diversified Real Estate Activities	22.98%	SUN HUNG KAI PROPERTIES	4.81%
Hong Kong	15.99%	Retail REITs	22.53%	UNIBAIL-RODAMCO	4.78%
United Kingdom	14.59%	Diversified REITs	18.16%	MITSUBISHI ESTATE CO	3.12%
Australia	12.51%	Real Estate Operating Companies	17.01%	MITSUI FUDOSAN CO	3.02%
France	8.45%	Office REITs	9.25%	LAND SECURITIES GROUP	2.90%
Singapore	7.82%	Industrial REITs	4.18%	SCENTRE GROUP	2.81%
Germany	6.49%	Real Estate Development	2.35%	WESTFIELD CORP	2.58%
Canada	3.72%	Residential REITs	1.83%	DEUTSCHE ANNINGTON IMMO	2.52%
Sweden	2.31%	Other	1.69%	LINK REIT	2.47%
Switzerland	2.29%			BRITISH LAND CO	2.29%
Spain	1.36%
Austria	1.09%
Netherlands	1.06%
Belgium	0.86%
New Zealand	0.62%
Finland	0.42%
Israel	0.41%
Norway	0.21%
Italy	0.21%

2.	Comment: Please confirm if the Fund expects to incur more than 0.01% of acquired fund fees and expenses during its first year of operation. If so, please add a line item to the fee table for acquired fund fees and expenses.

Response: The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation.

3.	Comment: Please revise the following sentence to foster greater understanding among retail investors.

The remaining countries are weighted according to their free-float adjusted market capitalizations applicable to foreign investors as a percentage of the remaining non-capped weight.

Response: The referenced disclosure has been removed and the sentence that immediately preceded the referenced disclosure has been revised as follows:

On a semi-annual basis (generally on the first business day of June and December), if the weight of any country included the Index exceeds 20% of the Index, such country’s weight in the Index will be capped at 20%, and the weight in excess of the 20% cap will be redistributed to all other countries that do not exceed the 20% cap in proportion to their free float adjusted market capitalization.

4.	Comment: We note that the third paragraph in “The Fund’s Principal Investment Strategy” section states that the Index includes multiple countries, and also that the Index methodology creates a hedge against currency fluctuations. Please explain whether the Fund intends to hedge all of the currencies included in the Index or only certain currencies on a selective basis. If only certain currencies will be hedged on a selective basis, please discuss the related strategy for determining which currencies will be hedged.

Response: The Registrant confirms that that the Fund intends to hedge all of the currencies included in the Index.

5.	Comment: With respect to the sentences below currently included in “The Fund’s Principal Investment Strategy” section, please address whether there are any costs associated with rolling over hedges on a monthly basis and, if so, to what extent these costs impact returns. In particular, please explain that the Fund will bear these costs, regardless of any gain or loss experienced on the hedge.

The Index applies a methodology to effectively create a “hedge” against such fluctuations by employing a one-month forward rate against the total value of the non-U.S. denominated securities included in the Index. The hedge is reset on a monthly basis.

Response: The Registrant confirms there are costs associated with the Fund’s rolling over hedges on a monthly basis. Like brokerage costs, these costs will impact the Fund’s returns and result in imperfect correlation with the performance of the Index. The extent to which these costs impact the Fund’s returns each month will vary.

The following disclosure will replace the “Currency Hedging Risk” in the “Principal Risks of Investing in the Fund” section, in part to explain that the Fund will bear these costs, regardless of any gain or loss experienced on the hedge:

Currency Hedging Risk: When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by gains on the hedged investment, and vice versa. Hedges are sometimes subject to imperfect matching between the hedging transaction and the risk sought to be hedged. For example, the size of each currency position hedged by the Fund is reset monthly based on the size of the fund’s exposure to that currency at a point in time. The size of the Fund’s exposure to a currency will vary during the month. This means the size of each currency hedge could be greater or less than the Fund’s total exposure in that currency during the month, and changes in currency exchange rates will affect Fund returns even when the hedge works as intended. There can be no assurance that the Fund’s hedging transactions will be effective. The effectiveness of the Fund’s currency hedging strategy will also generally be affected by the volatility of both the securities included in the Index, and the volatility of the U.S. dollar relative to the currencies to be hedged. Increased volatility may reduce the effectiveness of the Fund’s currency hedging strategy and may impact the costs associated with hedging transactions. The effectiveness of the Fund’s currency hedging strategy and the costs associated with hedging transactions may also in general be affected by interest rates. The Fund’s currency hedging activities will potentially increase or accelerate distributions to shareholders, increase distributions taxed to shareholders as ordinary income, result in the re-characterization of prior ordinary income distributions as return of capital, or generate losses that cannot be used to offset income or capital gain in subsequent years. The Fund will bear the costs associated with any such hedging transaction, regardless of any gain or loss experienced on the hedging transaction.

6.	Comment: Please supplementally provide the Fund’s Index methodology.

Response: The Index methodology will be provided supplementally.

7.	Comment: In the “Additional Strategies Information” section of the prospectus, we note that shareholders will receive notice in the event of “any material change” to the Fund’s 80% Names Rule policy. Please clarify the disclosure to remove the “materiality” qualifier, as such a qualifier is not included in Rule 35d-1 under the Investment Company Act of 1940.

Response: The requested change has been made.

8.	Comment: Please disclose how much notice shareholders will receive in the event of a change to the Fund’s investment objective.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

9.	Comment: With respect to the “Temporary Defensive Positions” section, please explain why an index fund would take a temporary defensive position. In addition, please explain why the example provided is considered a defensive position.

Response: The Fund will never stray from its investment objective. As stated in the Prospectus, the Fund may temporarily depart from its normal investment policies and strategies, provided that the alternative is consistent with the Fund’s investment objective and is in the best interest of the Fund. For example, the Adviser may, as a result of certain market conditions, seek to maximize the liquidity of the portfolio. In some instances, an investment in a derivative instrument may provide higher liquidity than other types of investments. Consequently, under such circumstances, the Fund may invest in a different mix of investments than it would under normal circumstances.

10.	Comment: In the discussion of “Currency Hedging Risk” in the “Additional Risk Information - Principal Risks” section, we note that the effectiveness of the Fund’s currency hedging strategy will be generally affected by volatility and interest rates. If such factors will also impact costs, please consider revising the discussion to reflect such an impact.

Response: The following “Currency Hedging Risk” has been revised as follows to address the impact of volatility and interest rates on the effectiveness of the Fund’s currency hedging strategy:

Currency Hedging Risk. When the Fund enters into currency hedging transactions, any gain generated by those transactions generally will be substantially offset by currency losses on the hedged investment, and vice versa. Hedges are sometimes subject to imperfect matching between the hedging transaction and the risk sought to be hedged. For example, the size of each currency position hedged by the Fund is reset monthly based on the size of the fund’s exposure to that currency at a point in time. The size of the Fund’s exposure to a currency will vary during the month. This means the size of each currency hedge could be greater or less than the Fund’s total exposure in that currency during the month, and changes in currency exchange rates will affect Fund returns even when the hedge works as intended. There can be no assurance that the Fund’s hedging transactions will be effective. The effectiveness of the Fund’s currency hedging strategy will also generally be affected by the volatility of both the securities included in the Index, and the volatility of the U.S. dollar relative to the currencies to be hedged. Increased volatility may reduce the effectiveness of the Fund’s currency hedging strategy and may impact the costs associated with hedging transactions. The effectiveness of the Fund’s currency hedging strategy and the costs associated with hedging transactions may also in general be affected by interest rates. The Fund’s currency hedging activities will potentially increase or accelerate distributions to shareholders, increase distributions taxed to shareholders as ordinary income, result in the re-characterization of prior ordinary income distributions as return of capital, or generate losses that cannot be used to offset income or capital gain in subsequent years. The Fund will bear the costs associated with any such hedging transactions, regardless of any gain or loss experienced on the hedging transaction.

11.	Comment: We note inclusion of a discussion of “Concentration” in the “Additional Risk Information - Principal Risks” section. Please include appropriate disclosure in that discussion to address the risks related to the real estate industry.

Response: The Registrant notes a discussion of Real Estate Securities Risk and Real Estate Investment Trust Risk is currently included in the “Principal Risks of Investing in the Fund” section.

***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.